Exhibit 12

AVERY DENNISON CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three Months Ended		Nine Months Ended
	October 1, 2005	September 25, 2004	October 1, 2005	September 25, 2004
Earnings:
Income before taxes	$113.1	$102.5	$306.7	$263.7
Add: Fixed charges*	22.6	21.0	67.4	63.3
Amortization of capitalized interest	.6	.6	1.9	1.8
Less: Capitalized interest	(1.6)	(.9)	(3.5)	(2.2)

	$134.7	$123.2	$372.5	$326.6

*Fixed charges:
Interest expense	$14.7	$14.1	$45.0	$43.1
Capitalized interest	1.6	.9	3.5	2.2
Interest portion of leases	6.3	6.0	18.9	18.0

	$22.6	$21.0	$67.4	$63.3

Ratio of Earnings to Fixed Charges	6.0	5.9	5.5	5.2

The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, “earnings” consist of income before taxes plus fixed charges and amortization of capitalized interest, less capitalized interest. “Fixed charges” consist of interest expense, capitalized interest and the portion of rent expense (estimated to be 35%) on operating leases deemed representative of interest.

Certain prior year amounts have been reclassified to conform with the 2005 presentation.